SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Summit Hotel Properties, LLC
(Name of Issuer)

Class A Membership Interests, no par value
(Title of Class of Securities)

(None)
(CUSIP Number)

Sandra K. Horst
122 South Phillips Avenue, Suite 300
Sioux Falls, South Dakota 57104
(605) 331-0091
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box :☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A		13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven T. Kirby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A		13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bluestem Capital Company, LLC TIN: 91-1770884
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* OO

CUSIP No. N/A		13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bellevue Partners, LLC TIN: 46-0442617
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* OO

Reference is made to the report on Schedule 13D originally filed by the parties identified in Item 2 below with the Securities and Exchange Commission on May 11, 2006 (the “Schedule 13D”).  Pursuant to this Amendment No. 1 to the Schedule 13D (the “Amendment”), the Schedule 13D is hereby amended as provided below.

ITEM 1.     SECURITY AND ISSUER.

This Amendment amends the Schedule 13D relating to the Class A Membership Interests, no par value (the “Class A Interests’) of Summit Hotel Properties, LLC (the “Issuer”), with a principal executive office located at 2701 South Minnesota Avenue, Suite 6, Sioux Falls, South Dakota 57105.

ITEM 2.    IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

This Amendment is being filed by Steven T. Kirby, an individual, Bluestem Capital Company, LLC, a South Dakota limited liability company, and Bellevue Partners, LLC, a South Dakota limited liability company (the “Filers”).  In connection with the merger of the Issuer with and into Summit Hotel OP, LP, a Delaware limited partnership (“Summit OP”), on February 14, 2011, all of the Class A Interests of the Issuer held of record or beneficially owned by the Filers were exchanged for limited partnership units of Summit OP.  As a result, the Filers no longer beneficially own any Class A Interests of the Issuer, and therefore, the Filers are no longer reporting persons.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended and restated as follows:

The Filers identified in Item 2 are no longer reporting persons.

ITEM 4.    PURPOSE OF TRANSACTION.

Item 4 is amended and restated as follows:

The Filers identified in Item 2 are no longer reporting persons.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated as follows:

The Filers identified in Item 2 are no longer reporting persons.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.	An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2011	/s/ Steven T. Kirby
Steven T. Kirby

Bluestem Capital Company, LLC

By: /s/ Steven T. Kirby
Steven T. Kirby
President

Bellevue Partners, LLC

By: /s/ Steven T. Kirby
Steven T. Kirby
Manager

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D dated February 14, 2011 relating to the Class A Interests of Summit Hotel Properties, LLC shall be filed on behalf of the undersigned.

Dated: February 18, 2011	/s/ Steven T. Kirby
Steven T. Kirby

Bluestem Capital Company, LLC

By: /s/ Steven T. Kirby
Steven T. Kirby
President

Bellevue Partners, LLC

By: /s/ Steven T. Kirby
Steven T. Kirby
Manager